U.S. SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                               FORM 10-SB

                           AMENDMENT NUMBER 5
             GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                         SMALL BUSINESS ISSUERS
    UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                          WOLF INDUSTRIES INC.
             (Name of Small Business Issuer in its Charter)


Nevada                             E.I.N. 98-0171619
(State or other jurisdiction of    (I.R.S. Employer Identification No.)
incorporation or organization)

4020, 7 Street, SE
Calgary, Alberta, Canada           T2G 2Y8
(Address of principal              (Zip Code)
executive offices)


Issuer's telephone number: (403) 543-0970

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

     None

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

     Title of each class           Name of each exchange on which
     to be so registered             each class to be registered

     Common Stock                  OTC Electronic Bulletin Board




Total Number of Pages: 47
Index to Exhibits Appears on Page: 15                             Page: 1

ITEM 1.   DESCRIPTION OF BUSINESS

     (a)  BUSINESS DEVELOPMENT
          --------------------

Wolf Industries Inc. (the "Company") was incorporated on January 24, 1996, pursuant to the laws of the State of Nevada under the name Wolf Exploration, Inc. with a business plan to acquire property for precious metal exploration in the Western United States. However after considering several properties, the Company determined that the properties identified were not suitable to fully implement an exploration and development project in the United States. In August 1996, the Company changed management and developed a new business plan.

In October 1996, Wolf Exploration entered into an agreement with Bill Bell and J.T. Bell (not related) to acquire all of the outstanding common stock of 418297 Alberta, Ltd. operating as Calgary Chemicals. The consideration paid was $620,500 (U.S.). The Company continues the business of Calgary Chemical as its activities are targeted to the oil and gas service industry through a wholly owned subsidiary operating as Calgary Chemical.

In March 1997, the name was changed to Wolf Industries Inc. to reflect these developments. The Company does not have any plans, proposals, arrangements or understandings with respect to future acquisitions.

     (b)  BUSINESS OF THE ISSUER
          ----------------------

          CALGARY CHEMICAL
          ----------------

Wolf Industries Inc. carries out its present operations through a wholly owned subsidiary company 714674 Alberta Ltd., operating as Calgary Chemical. Calgary Chemical began operations in 1989 and has experienced steady growth. In the fiscal year ending July 1996, its gross revenue was Can. $1,029,150 (U.S. $744,345), with an operating profit before compensation to the former owners and income taxes of approximately Can. $310,000 (approximately U.S. $227,850).

The Company was founded in 1988 by William Bell, who had worked for NOWSCO, a Canadian worldwide provider of services to oil and gas exploration firms. Mr. Bell directed the creation of NOWSCO's in house custom blending operations. Mr. Bell created Calgary Chemical because he perceived a unique market niche for a company capable of custom blending oil and gas lubricants for production companies.

Thus, Calgary Chemical's primary service is the custom blending of chemicals for application in the production of oil and gas. The Company provides dewaxing chemicals, scale inhibitors and demulsifying agents and lubricants to its customers throughout Western Canada. In addition to providing a custom blending service, Calgary Chemical carries quantities of certain basic liquids, such as zylene, methanol and kerosene, in stock for the immediate use of its customers and also provides a storage service to its customers for their own blended products.

The manner of the relationship among the Company and its customer is that the custom blends are demanded by the production company whose ingredients are subject to a confidentiality agreement in place. Formulas are proprietary to the end-users. Raw materials are delivered to Calgary Chemical who then provides the service of blending the formulas and producing the finished product. It does not provide any chemical production facilities. Nor does Calgary Chemical ship the finished products. This is done by independent shippers.

The blending process was designed by the Company. In addition to the blending and storage facility and office space, the Company has its own laboratory facilities for testing its product and supporting customers' special needs.

The raw materials used by the Company historically have been readily available from a number of different suppliers. The pricing of these raw materials historically has not been volatile, and the Company has no significant supply contracts extending into the future.

The products used by the Company are toxic and some are hazardous, which requires the Company to comply with local and provincial environmental and fire protection standards. The Company takes strict precautions to maintain compliance with regulatory environmental and safety standards. In addition the Company is going to seek ISO 9002 certification.

The Company's current customer list comprises the majority of those that have been customers since the Company's inception. The commitment to servicing this customer base has resulted in customer loyalty, built through the confidentiality with which each customer's recipes for chemical blending are treated, combined with an accurate and timely service delivery.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS

The most significant event of the fiscal year ended December 31, 1996, was the share purchase agreement dated August 28, 1996, pursuant to which the Company acquired all of the outstanding shares of its subsidiary 418297 Alberta Ltd. The result of this agreement was that the Company acquired and assumed management of its custom chemical blending business, Calgary Chemical. Where Calgary Chemical had a prolific business operation, it had virtually no marketing plan or management strategy to facilitate growth. Conversely, Wolf possessed limited business operations, but the ability to envision and implement expanded operations for Calgary Chemical. The goal was to merge the two companies in order to take advantage of the attributes of each.

Calgary Chemical's results have been included from October 1, 1996, the effective date of the acquisition. Calgary Chemical was a closely held private corporation which had conducted operations for eight years prior to its acquisition by Wolf Industries. Selected audited operating highlights for the last three years are included as follows:

     (a)  RESULTS OF OPERATION
          --------------------

The pro forma comparative results of operations of the Company are not necessarily indicative of the results that may be expected for the year ending December 31, 1997. Calgary Chemical's revenue from product sales for the year ended July 31, 1996 was $744,345, a decrease of $29,628 for the same period ended July 31, 1995. The cost of Calgary Chemical's product sold for year ended July 31, 1996 was $377,247. A decrease over the same period ended July 31, 1995 of $110,458. Calgary Chemical's gross margin for the year ended July 31, 1996 was $367,098, an increase of $80,830 over the same period ended July 31, 1995. All of the foregoing figures are in U.S. dollars computed at a $0.735 exchange rate of CN $1.00.

Wolf Industries Inc.'s revenue from product sales for the short fiscal year ended December 31, 1996, was $145,889. Revenue from product sales was $229,464 for the six month period ended June 30, 1997. The cost of Wolf Industries Inc.'s product sold for the short fiscal year ended
December 31, 1996 was $75,723. The cost of Wolf Industries Inc.'s cost of product sold was $118,827 for the six month period ended June 30, 1997. The Company expects to increase revenue without further capital investment, as a result of implementation of its marketing plan and presently underutilized facilities. All of the foregoing figures are in U.S. dollars computed at a $0.735 exchange rate of CN $1.00.

The Company expects that these revenues will continue and sales margins may increase as the Company's business and accounting practices continue to impact its operations.

     (b)  CAPITAL RESOURCES
          -----------------

Calgary Chemical's financial condition, prior to its acquisition by the Company, was stable. Calgary had sufficient cash flow to pay its expenses. Excess revenues were distributed to its owners as compensation. For the fiscal years ended December 31, 1995 and December 31, 1996, Calgary Chemical's financial position and results of its operations, were as follows:

                                     FY Ended            FY Ended
                                     July 31, 1996       July 31, 1995
                                     -------------       -------------

Current Assets                       $347,451            $284,208
Capital Assets                       $ 41,982            $ 59,709
Other Assets                         $  -0-              $  -0-
                                     --------            --------
Total Assets                         $389,433            $343,917
                                     ========            ========

Current Liabilities                  $146,517            $149,563
Long Term Debt                       $  -0-              $  -0-
                                     --------            --------
Total Liabilities                    $146,517            $149,563
                                     ========            ========

Common Shares                        $     73            $     73
Retained Earnings (Deficit)          $242,843            $194,281
                                     --------            --------
                                     $242,916            $194,354
                                     ========            ========

Revenues                             $744,345            $773,973
Cost of Sales                        $377,247            $487,705
Expenses                             $225,412            $186,416
                                     --------            --------
Income (Loss) Before Income Taxes    $141,686            $ 99,852
                                     ========            ========

The Company's current financial condition is stable. Wolf applies sound business practices to pay its expenses and retains excess earnings to accumulate capital. Wolf also has a goal of expanding through additional capacity and a marketing plan. For the short fiscal year ending December 31, 1996, and as of June 30, 1997, the Company's financial position and results of its operations, are as follows:


                              Three Months Ended     Six Months Ended
                              December 31, 1996      June 30, 1997

Current Assets                $  222,106             $ 219,084

Capital Assets                $  271,258             $ 273,602

Other Assets                  $  248,357             $ 239,183
                              ----------             ---------
Total Assets                  $  741,721             $ 731,869
                              ==========             =========


Current Liabilities           $  319,728             $ 357,974

Long Term Debt                $  109,807             $  67,984
                              ----------             ---------

Total Liabilities             $  429,535             $ 425,958
                              ----------             =========


Common Shares                 $  307,330             $ 324,830

Retained Earnings (deficit)   $    4,856             $ <18,919>
                              ----------             ---------

                              $  741,721             $ 731,869
                              ==========             =========


Revenues                      $  145,889             $ 229,464

Cost of Sales                 $   75,723             $ 118,827

Expenses                      $   53,810             $ 139,212
                              ----------             ---------

Income (Loss) Before          $   16,356             $ <28,575>
Income Taxes                  ==========             =========

     (c)  LIQUIDITY.
          ---------

Calgary Chemical did not expend resources to increase revenues, but was able to meet its obligations in a timely manner.

The Company has good banking relationships and creditworthiness and is presently restructuring its long term debt; whereby the long term debt obligations will require payments of approximately $15,300 per quarter. Finally, the Company expects to raise additional capital through equity investment.

Calgary Chemical did not expend funds on research and development. It did not have any commitments for capital expenditures.

The Company has not expended funds on research and development. The Company does not have any commitments for capital expenditures and does not anticipate any short term need to make capital expenditures in order to maintain and increase operations. The Company has increased its number of employees from three at December 31, 1996, to five, by recently adding an office manager and a marketing officer.

Calgary Chemical did not seek capital infusions in return for equity but rather realized cash flow from operations primarily. Historically this cash flow was sufficient to meet its cash demands.

The Company has raised capital through the sale of securities in two private placements. In January 1996, $100,000 ($0.01 per share) was raised by selling 10,000,000 shares of common stock pursuant to a Regulation Rule 504 offering. In November 1996, Wolf Industries Inc. raised an additional $266,150 ($.50 per share) by selling 532,300 shares of common stock also in reliance upon Regulation D Rule 504. The Company has also realized cash flow from operations. Historically, this cash flow has been sufficient to meet current cash demands. The Company will investigate asset based bank financing for the purpose of expanding operations, but these cash sources are not needed for current cash needs. The Company will also investigate debt or equity based financing for capital expansion.

ITEM 3.   DESCRIPTION OF PROPERTY.

The Company's principal office is located at 4020, 7 Street, S.E., Calgary, Alberta T2G 2Y8; phone no. (403) 543-0970; facsimile no. (403) 543-0977.
These premises are leased. The premises consist of an industrial warehouse of 12,100 square feet, of which 1,750 is used as office space, and are subject to a lease that expires December 31, 2001. The Company owns its own blending and storage equipment, together with forklift trucks for use on the Company's premises.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a)  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.
          -----------------------------------------------

                                             Number of      Percentage of
Name and Address                              Shares            Class
----------------                             ---------      -------------
John Donaldson (1)                           2,150,000          20.4%
329 Brill Road, RR#1
Foster, Quebec
T2J 3N6, Canada

Chen Jih Hwee                                  900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Clive P. H. Ng                                 900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Ernesto Geromino                               900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Cheng Ming Lee                                 900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

Shiew Ming Moo                                 900,000           8.5%
c/o Monarch Consulting Services, Inc.
7th Floor, Kalaw-Ledesma Condo.
117 Gamboa St., Legaspi Village
1229 Makati City, Metro Manila
Philippines

(1) Does not include 147,300 shares beneficially owned by his son, James Donaldson, a Director of the Registrant for which John Donaldson disclaims any beneficial ownership.

     (b)  SECURITY OWNERSHIP OF MANAGEMENT.
          --------------------------------

                              Shares             Percentage of Class

Blair Coady                   700,000 (1)               6.6%
4020, 7 Street, SE
Calgary, Alberta, Canada

John Grove                    150,000 (2)               1.4%
4020, 7 Street, SE
Calgary, Alberta, Canada

James Donaldson               147,300 (3)               1.4%
4020, 7 Street, SE
Calgary, Alberta, Canada

Combined Ownership of         997,300                   9.5%
Management


(1) Consists of shares issuable upon exercise of options at $.50 per share. Does not include 490,000 shares held by Christopher Coady, the brother of Blair Coady, for which Blair disclaims beneficial ownership.

(2) Consists of shares issuable upon exercise of options at $.50 per share.

(3) Consists of 75,000 shares issuable upon exercise of options at $.50 per share and 72,300 shares purchased in November 1996. Does not include 2,150,000 shares held by his father, John Donaldson, for which James Donaldson disclaims beneficial ownership.

     (c)  CHANGES IN CONTROL.
          ------------------

Changes in control occurred in August 1996, when Blair Coady was appointed the sole officer of the Company and a member of its Board of Directors. As part of the change in control, Mavis Robinson, a former director and officer, resigned. This occurred on March 19, 1997. At that time John Grove joined the Board of Directors.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     (a)  DIRECTORS AND EXECUTIVE OFFICERS
          --------------------------------

The following are the names, positions, municipalities of residence and relevant backgrounds of key personnel of the Corporation.

BLAIR COADY - (Age 55).  Director, President and Secretary, Calgary,
Alberta.
     OCTOBER 1992 THROUGH MARCH 1995. Chairman of the Board of Earthwhile Developments Inc., a Canadian corporation involved in waste management, specifically solvent recycling, bioremediation and composting.
     1985-1992. Chairman and Director of Calto Industries Ltd., a Canadian corporation engaged in biomedical waste remediation and solvent recycling.

     1978-1984. Director; 1978-1982 President of Terato Resources Ltd., a Canadian public corporation engaged in the exploration, development and production of oil and gas in Western Canada and the Southern United States.
     1966-1976. Partner, Director and Vice President in Bongard, Leslie & Co., Ltd. a Canadian Investment Dealer and Brokerage firm.

JOHN EDWARD KENNETH GROVE - (Age 41). Director, Chairman of the Audit Committee and Consultant, Calgary, Alberta.
     SEPTEMBER 1994 TO PRESENT. Mr. Grove is Vice President, Vestiture Corporation, a merger, acquisition and corporate finance firm.
     APRIL 1991 TO AUGUST 1994.  Mr. Grove was with Armada Development
     Group and responsible for leasing 150,000 square feet of new strip mall development.
     JUNE 1988 TO AUGUST 1991. Mr. Grove was President and Director of CR-3 Express Ltd., a refrigerated transportation company which he created, developed to an annual gross sales level of 7 million dollars and then sold the company.
     JULY 1985 TO FEBRUARY 1988. Mr. Grove was President and Director of Hurricane Hydrocarbons Ltd., a public company of which he was one of the founders and which he developed to a level of $600,000 gross revenue per annum.
     JULY 1983 TO JULY 1985.  Mr. Grove was General Manager of Slant
     Systems Ltd., a private oil and gas drilling company.
     DECEMBER 1980 TO JUNE 1983.  Mr. Grove was with H.C.I. Holdings Ltd.
     of Toronto as an oil and gas analyst for that company and also Elliot and Page.
     SEPTEMBER 1978 TO NOVEMBER 1980. Bastion Drilling Ltd., President and Director. Mr. Grove graduated from the University of Alberta in 1978 with a Bachelor of Commerce Degree.


JAMES DONALDSON - (Age 35).  Director, Vancouver, British Columbia.
     1991 TO PRESENT. Donegal Developments Ltd., Vancouver, B.C., Project Manager. Mr. Donaldson supervises property evaluation programs throughout the western hemisphere for this mining company.
     1993-1995. Nicholson & Associates, Vancouver, B.C., Project Manager/Exploration Technician. Mr. Donaldson supervised mining exploration programs throughout the western hemisphere for this mining company.
     1987-1994. Goldon Mining Ltd., Delta, B.C., Geophysical Technician. Mr. Donaldson performed geophysical surveys on mineral exploration properties throughout Canada.
     1985-1987. Freegold Recovery Inc., Vancouver, B.C., Mill Technician/Geotechnician. Mr. Donaldson installed gravity concentrating systems and conducted testing at various mining operations.
     1984-1985. Erana Mines Ltd., Lively, Ontario, Mill Technician. Mr. Donaldson was responsible for installing, operating and maintaining production plant equipment for this mining company.

     (b)  SIGNIFICANT EMPLOYEES.
          ---------------------

IAN BUBIS - (Age 26). Calgary Chemical Plant Manager, Calgary, Alberta, 1994 to present. Mr. Bubis has extensive experience in the blending of chemical formula and related plant operations. Mr. Bubis is an original employee of Mr. Bill Bell, the founder of the Company. From 1990 to 1994, Mr. Bubis was a self employed Equestrian Trainer.

     (c)  FAMILY RELATIONSHIPS.
          --------------------

There are no family relationships to report.

     (d)  INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS
          ----------------------------------------

There are no legal proceedings to report.

ITEM 6.   EXECUTIVE COMPENSATION

     (a)  SUMMARY COMPENSATION TABLE (omitted for simplicity)
          --------------------------

Mr. Coady received $4,380 of compensation per month for November and December of 1996, no other cash compensation was granted or paid in the fiscal year ended December 31, 1996.

     (b)  OPTION/SAR GRANTS IN LAST FISCAL YEAR (INDIVIDUAL GRANTS)
          ---------------------------------------------------------

The Company has a Management Stock Option Plan, described below. There have been no other options granted.

     (c)  AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
          --------------------------------------------------------------
          OPTION/SAR VALUES
          -----------------

There have been no exercises in the past fiscal year.

     (d)  LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR
          -------------------------------------------------------

In November 1996, the Company adopted the Wolf Exploration Inc. 1996 Directors and Officers Stock Option Plan (the "Plan") for its officers, directors, key personnel and consultants of the one million shares contributed to the Plan, Mr. Coady in November 1996, was awarded a five year option to acquire 700,000 at $0.50 per share. In March 1997, Mr. Grove received 150,000 options at $0.50 per share. Mr. Donaldson was awarded 75,000 options at $0.50 per share in November 1996. The purpose of the Plan is to advance the business and development of the Company and its shareholders by affording to its Directors, Officers, Employees and Consultants the opportunity to acquire a propriety interest in the Company by the grant of Options.

     (e)  COMPENSATION OF DIRECTORS
          -------------------------

          1.   Standard Arrangements
               ---------------------

The members of the Company's Board of Directors are reimbursed for actual expenses incurred in attending Board meetings.

          2.   Other Arrangements
               ------------------

There are no other arrangements.

     (f)  EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, CHANGE IN
          -------------------------------------------------------------
          CONTROL ARRANGEMENTS
          --------------------

The terms are set forth in Mr. Coady's Employment Agreement.  SEE Exhibit
E.2. These terms may be summarized as follows: Mr. Coady receives a salary of $52,560 per annum and three weeks of paid vacation per annum.

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     (a)  VESTITURE CORPORATION
          ---------------------

Mr. Grove is an Executive Vice President of Vestiture Corporation as well as a director of Wolf Industries Inc. Vestiture Corporation was paid $35,770 for brokering the transactions by which Mr. Bill Bell and Mr. J.T. Bell sold their interests to Wolf Exploration in Calgary Chemicals. It was further paid an additional $7,300 for arranging certain bank financing in connection with the Bell transaction.

The Company's By-laws include a provision regarding RELATED PARTY
TRANSACTIONS which requires that each participant to such a transaction identify all direct and indirect interests to be derived as a result of the Company's entering into the related transaction. A majority of the disinterested members of the board of directors must approve any Related Party Transaction.

ITEM 8.   LEGAL PROCEEDINGS

There are no legal proceedings involving the Company or its management.

ITEM 9.   MARKET PRICE FOR REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER
          MATTERS

     (a)  MARKET INFORMATION
          ------------------

The Company's stock is not listed for sale on any exchange or trading medium. However, certain of the Registrant's shareholders have made private sale transactions through a broker-dealer in the Philippines. The Company intends to seek the listing of its Common Stock on the NASD's OTC Electronic Bulletin Board upon the effectiveness of this Form 10-SB. Until such time, there is no public market for the Company's Common Stock. There are options held by management to acquire 1,000,000 shares pursuant to the stock option plan.

In January 1996, 10,000,000 shares were sold to individuals pursuant to Rule 504 of Regulation D. Between November 1996, and April 1997, 532,300 shares were sold pursuant to Rule 504 of Regulation D to nine individuals. As permitted by Rule 504 certificates for these securities were issued without restrictive legends. However, 72,300 of these shares were purchased by James Donaldson, a director of the Registrant and may only be publicly sold pursuant to Rule 144.

     (b)  HOLDERS
          -------

There are 66 holders of the Company's Common Stock.

     (c)  DIVIDENDS
          ---------

The Company has paid no dividends to date on its Common Stock. The Company reserves the right to declare a dividend when operations merit.

ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, the Registrant sold securities which were not registered under the Securities Act of 1933, as amended, as set forth below.

The Registrant was not a reporting company pursuant to the Securities Exchange Act of 1934 nor was it a development stage company with no business plan. Thus it was eligible to rely upon Rule 504. Moreover, Rule 504 was available to the registrant in that the Company sold less than $1,000,000.00 worth of securities in the previous 12 month period and the purchasers were unaffiliated, sophisticated investors. Further, Rule 504 does not require the presentation of specified information prior to the sale of the securities offered in reliance upon this rule.

Name of Purchaser         Date              Security (1)   Total
-----------------         ----              ------------   Consideration
                                                           -------------

Arden Saxon               1/27/96               490,000     $  4,900

Mirian Chernoff           1/27/96               490,000     $  4,900

Magic Trading Company     1/27/96               490,000     $  4,900

411276 B.C. Ltd.          1/27/96               490,000     $  4,900

John Donaldson (2)        1/27/96             2,150,000     $ 21,500

Chen Jih Hwee             1/27/96               900,000     $  9,000

Clive P. H. Ng            1/27/96               900,000     $  9,000

Charlie Chew              1/27/96               900,000     $  9,000

Ernesto Geromino          1/27/96               900,000     $  9,000

Cheng Fong Lee            1/27/96               900,000     $  9,000

Shiew Ming Moo            1/27/96               900,000     $  9,000

Christopher C. Coady (3)  1/27/96               490,000     $  4,900

411276 B.C. Ltd.          11/1/96               300,000     $150,000

Brian Heaney              11/1/96               100,000     $ 50,000

L.C.M. Equity, Inc.       11/1/96                25,000     $ 12,500

James Donaldson (2)       11/1/96                72,300     $ 36,150

Orest Sherban and
 Jeri Sherban             3/31/97                20,000     $ 10,000

Paul Gomery               3/31/97                 5,000     $  2,500

Donald Patterson and
 David Patterson          4/30/97                10,000     $  5,000

(1) All securities are common stock.

(2) John Donaldson is the father of James Donaldson, a director of the Registrant. James Donaldson disclaims any beneficial ownership in the shares owned by his father.

(3) Christopher C. Coady is the brother of Blair Coady a director of the Registrant. Blair Coady disclaims any beneficial ownership in the shares owned by his brother.

With respect to the sales made, the Company or its affiliates relied on Regulation D, Rule 504 and Section 4(2) of the Securities Act of 1933, as amended as the exemption from the registration requirements of said Act.

ITEM 11.  DESCRIPTION OF SECURITIES

COMMON STOCK: The Company is authorized to issue up to 200,000,000 shares of its $0.001 par value common stock. Each share is entitled to one vote on matters submitted to a vote of the shareholders of the Company. There is no cumulative voting of the common stock. The common stock shares have no redemption provisions nor any preemptive rights.

ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 11 of the Company's By-laws provides that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person for whom he is the legal representative is or was a director or officer of the corporation or is or was serving at the request of the corporation or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General

Corporation Law of the State of Nevada against all expenses, liability and loss (including attorney's fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith.

ITEM. 13. FINANCIAL STATEMENTS.

The Financial Statements are presented immediately after the signature page and include:

     (i)   Consolidated Financial Statements of
           Wolf Industries Inc. for Fiscal Year
           Ended December 31, 1996
     (ii) Interim Consolidated Financial Statements for the Period Ended June 30, 1997 - Unaudited
     (iii) Financial Statements of 418297 Alberta Ltd.
           (o/a Calgary Chemicals);
           For the period ended July 31, 1995 -- Audited;
           For the period ended July 31, 1996 -- Audited; and
           For the two month period ended September 30, 1996, -- Audited.

ITEM 14.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no disagreements on accounting and financial disclosures from the inception of the Company through the date of this Registration Statement.

ITEM 15.   INDEX TO EXHIBITS
                                                                     PAGE
2.   (i)   The Bell Purchase Agreement*

3.   (i)   Articles of Incorporation*
     (ii)  Bylaws*

10.  Material Contracts
     (i)   Employment Agreement Among Mr. Blair
           Coady and Wolf Industries Inc.*
     (ii)  The Management Stock Option Plan*

21.  (i)   Subsidiaries of the Registrant*

27.  (i)   Financial Data Schedule*
* Previously submitted.

                          WOLF INDUSTRIES INC.

                    CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996

                            AUDITORS' REPORT


To the Shareholders of Wolf Industries Inc.


We have audited the consolidated balance sheet of Wolf Industries Inc. as at December 31, 1996 and the consolidated statements of income, shareholders' equity and cash flows for the period then ended. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Wolf Industries Inc. as at December 31, 1996 and the results of its operations and the changes in its cash flow for the period then ended in accordance with generally accepted accounting principles in Canada.






Calgary, Alberta                                  /s/ DICK COOK SCHULLI
March 20, 1997                                      CHARTERED ACCOUNTANTS

                          WOLF INDUSTRIES INC.

                       CONSOLIDATED BALANCE SHEET

                         As at December 31, 1996
                                (Note 1)


                                 ASSETS

 CURRENT
   Cash and short-term deposits                                $   58,625
   Accounts receivable                                            117,519
   Inventory                                                       36,593
   Prepaid expenses                                                 9,369
                                                               ----------

                                                                  222,106

 CAPITAL - Note 3                                                 271,258
 EXCESS OF COST OVER NET IDENTIFIABLE ASSETS
  ACQUIRED - Note 4                                               248,357

                                                               ----------

                                                               $  741,721
                                                               ==========


                               LIABILITIES

 CURRENT
   Demand bank loan - Note 5                                   $   65,430
   Accounts payable and accrued liabilities                       112,380
   Income taxes payable                                            15,653
   Current portion of long-term debt - Note 6                     126,265
                                                               ----------

                                                                  319,728

 LONG-TERM DEBT - Note 6                                          109,807
                                                               ----------

                                                                  429,535
                                                               ----------

                          SHAREHOLDERS' EQUITY

 COMMON SHARES - Note 7                                           307,330

 RETAINED EARNINGS                                                  4,856
                                                               ----------

                                                                  312,186
                                                               ----------

                                                               $  741,721
                                                               ==========



                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

             CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                 For the period ended December 31, 1996
                                (Note 1)


                            COMMON SHARES        ADDITIONAL
                        ---------------------     PAID-IN      RETAINED
                         SHARES       AMOUNT      CAPITAL      EARNINGS      TOTAL
                        --------     --------     --------     --------     --------

NET INCOME                   -      $     -      $     -      $    4,856   $    4,856

COMMON SHARES ISSUED,
  net of issue costs   10,497,300       10,497      296,833        -          307,330
                       ----------   ----------   ----------   ----------   ----------

                       10,497,300   $   10,497   $  296,833   $    4,856   $  312,186
                       ==========   ==========   ==========   ==========   ==========











                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

         CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                 For the period ended December 31, 1996
                                (Note 1)



 REVENUE
   Product sales                                               $  145,889
   Cost of goods sold                                              75,723
                                                               ----------

 GROSS MARGIN                                                      70,166
                                                               ----------

 EXPENSES
   Amortization                                                    12,440
   Administration                                                  11,613
   Executive compensation                                          16,708
   Interest on long-term debt                                       1,478
   Rent                                                            11,571
                                                               ----------

                                                                   53,810
                                                               ----------

 INCOME FROM OPERATIONS                                            16,356

 INCOME TAXES                                                      11,500
                                                               ----------

 NET INCOME REPRESENTING RETAINED EARNINGS,
  END OF PERIOD                                                $    4,856
                                                               ==========









                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

                  CONSOLIDATED STATEMENT OF CASH FLOWS

                 For the period ended December 31, 1996
                                (Note 1)



 CASH PROVIDED BY (USED FOR):
 OPERATING ACTIVITIES
   Net income                                                      $4,856
   Amortization                                                    12,440
                                                               ----------

                                                                   17,296
   Changes in working capital:
     Accounts receivable                                           15,073
     Inventory                                                     16,797
     Prepaid expenses                                              (5,821)
     Demand bank loan                                              65,430
     Accounts payable                                              58,434
     Income taxes payable                                          11,500
                                                               ----------

                                                                  178,709
                                                               ----------

 FINANCING ACTIVITIES
   Issue of common shares                                         348,650
   Share issue costs                                              (41,320)
   Long-term borrowings                                           134,500
   Repayments of long-term debt                                    (7,477)
                                                               ----------

                                                                  434,353
                                                               ----------

 INVESTING ACTIVITIES
   Purchase of 418297 Alberta Ltd.
    (o/a Calgary Chemicals)                                      (663,487)
   Vendor loan on acquisition - Note 6                            109,050
                                                               ----------

                                                                 (554,437)
                                                               ----------

 INCREASE IN CASH REPRESENTING CASH, END OF PERIOD             $   58,625
                                                               ==========





                                                   SEE ACCOMPANYING NOTES

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996


NOTE 1  -     OPERATIONS, ACQUISITION AND AMALGAMATION

         Wolf Exploration Inc. was incorporated under corporate charter of the State of Nevada on January 4, 1996. Active operations commenced on July 10, 1996 and these financial statements are for the period July 10, 1996 to December 31, 1996. On March 17, 1997, Wolf Exploration Inc. changed its name to Wolf Industries Inc.

         The corporation's primary business activity is the blending of chemicals for use in oilfield production from the corporation's plant in Calgary, Alberta, Canada.

         The consolidated financial statements of the corporation are prepared in accordance with Canadian generally accepted accounting principles and conform in all material respects with accounting principles generally accepted in the United States (see Note 10). Amounts are stated in U.S. dollars unless otherwise noted.

         The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that reflect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.

         Pursuant to a share purchase agreement, dated August 28, 1996, with an effective date of September 30, 1996, the corporation, through a wholly-owned subsidiary, 708213 Alberta Ltd., acquired all the outstanding shares of 418297 Alberta Ltd. (o/a Calgary Chemicals). On October 30, 1996, 708213 Alberta Ltd. and 418297 Alberta Ltd. were amalgamated to form 714674 Alberta Ltd. 714674 now carries on business as Calgary Chemicals.

         A summary of the net assets acquired and consideration given are as follows:

              NET ASSETS ACQUIRED:
                Current assets              $    189,530
                Capital assets                   279,701
                Current liabilities              (58,097)
                                            ------------

                                                 411,134
                                            ------------
              CONSIDERATION GIVEN:
                   Cash                          554,437
                   Vendor loan payable           109,050
                                            ------------

                                                 663,487
                                            ============

              EXCESS OF COST OVER
                NET IDENTIFIABLE
                ASSETS ACQUIRED             $    252,353
                                            ============


         Included in the consideration are consulting fees paid to the former principal shareholders of 418297 Alberta Ltd. as part of the purchase agreement in the amount of $11,632. In addition, fees were paid to consultants in the amount of $35,290.

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 2  -     SIGNIFICANT ACCOUNTING POLICIES

         (a)  CONSOLIDATION

              These financial statements include the accounts of the corporation and its wholly-owned subsidiary, 714674 Alberta Ltd. (o/a Calgary Chemicals).

         (b)  EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

              The excess of cost over net identifiable assets acquired is being amortized on a straight-line over ten years.

         (c)  CAPITAL ASSETS

              Capital assets are recorded at cost. Amortization is provided to apportion the assets over their estimated useful lives at the following annual rates:

                        Equipment                30% declining balance
                        Processing equipment 10% declining balance Furniture and fixtures 20% declining balance

         (d)  REVENUE RECOGNITION

              Revenue earned on the blending of chemicals is recorded on the completed contract basis.

         (e)  FOREIGN CURRENCY TRANSLATION

              Substantially all of the corporation's activities are carried out through the Canadian subsidiary, a self-sustaining unit. The corporation uses the current rate method whereby all assets and liabilities are translated at exchange rates prevailing at the year-end and revenue and expense items at average exchange rates for the year. Translation adjustments arising from changes in exchange rates form part of the change in the foreign currency translation adjustment component of shareholders equity.
              These adjustments are not included in operations until realized through a reduction in the corporation's net investment in such operations.

         (f)  INCOME TAXES

              The corporation follows the tax deferral method in providing for income taxes, whereby the income tax provision is based on the income reported in the accounts. Under this method, deferred income taxes arise as a result of providing for amortization for income tax purposes on a different basis than for accounting purposes. Deferred income taxes are provided for on these differences at current income tax rates. The excess of cost over net identifiable assets acquired on the acquisition of the corporation's subsidiary is not deductible for income tax purposes.

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 3  -     CAPITAL ASSETS
                                                 Accumulated   Net Book
                                        Cost     Amortization   Value
                                       --------- ------------  --------

          Equipment                     $  27,700  $   2,079   $  25,621
          Processing equipment            249,456      6,236     243,220
          Furniture and fixtures            2,545        128       2,417
                                        ---------  ---------   ---------

                                        $ 279,701  $   8,443   $ 271,258
                                        =========  =========   =========



NOTE 4  -     EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

         Excess of cost over net identifiable
         assets acquired in acquisition              $  252,353
         acquisition of 714674 Alberta Ltd.
         (o/a Calgary Chemicals).

         Less accumulated amortization                   (3,996)
                                                     ----------

                                                     $  248,357
                                                     ==========



NOTE 5 - DEMAND BANK LOAN

         The corporation has arranged a revolving credit facility bearing interest at the bank's prime rate plus 1 1/4%, secured by a general security agreement and a fixed charge on specific capital assets.


NOTE 6 - LONG-TERM DEBT

         Term bank loan requiring monthly            $  127,022
         payments of $3,736 plus interest at
         the bank's prime rate plus 1 3/4%
         secured by a general security
         agreement and postponement of the
         vendor loan payable.

         Vendor loan payable, requiring payments        109,050
         of $7,270 per month for sixteen months
         including interest at 9.4%                  ----------
                                                        236,072
         Less current portion                           126,265
                                                     ----------

                                                     $  109,807
                                                     ==========

                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 6 - LONG-TERM DEBT - CONTINUED

         At the option of the vendor, the remaining principal of the vendor loan payable may be converted into common stock using a price of 1.2 times the first private or public offering price for the common stock.

         The future principal repayments required on long-term debt, for the next twelve month period, are as follows:

              1997                                    $  126,265
              1998                                    $   72,449
              1999                                    $   37,358


NOTE 7 - COMMON SHARES

         Authorized:
              200,000,000 common shares
                                                   NUMBER        AMOUNT
                                                 ----------    ----------
         Issued and outstanding:
              On incorporation                   10,000,000    $  100,000
              Private placement                     497,300       248,650
                                                 ----------    ----------

                                                 10,497,300       348,650
              Less share issue costs                  -           (41,320)
                                                 ----------    ----------

                                                 10,497,300    $  307,330
                                                 ==========    ==========

         The corporation issued the share certificates for the private placement after the year-end. At December 31, 1996, the corporation has granted options to acquire 700,000 common shares at $0.50 per share. These options expire November 30, 2001.


NOTE 8 - INCOME TAXES

         The differences between the effective tax rate of the amounts recorded and the amounts computed by applying the statutory Canadian income tax rate to the income before income taxes are as follows:
                                                    RATE          AMOUNT
                                                  ----------    ----------

              Basic rate applied to
               pre-tax income                           46%    $    7,360
              Increase in tax resulting from
               accounting amortization in
               excess of tax depreciation               24%         4,140
                                                 ----------    ----------

                                                        70%    $   11,500
                                                 ==========    ==========

                          WOLF INDUSTRIES INC.

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 For the period ended December 31, 1996



NOTE 9 - COMMITMENT

         The corporation has entered into a premises lease, expiring January 31, 2002, requiring a yearly base rental payment of $45,900.


NOTE 10 - UNITED STATES ACCOUNTING PRINCIPLES

         The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and for the period ending December 31, 1996. There are no material differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.

                          WOLF INDUSTRIES INC.

                Interim Consolidated Financial Statements

                   For the period ended June 30, 1997

                               (Unaudited)

                          WOLF INDUSTRIES INC.

                       CONSOLIDATED BALANCE SHEET

                                  As at

                               (Unaudited)

                                                               JUNE 30,
                                                                 1997
                                                              ----------
                                                              (Note 10)

                                 ASSETS
CURRENT
     Cash and short-term deposits                             $   66,005
     Accounts receivable                                          85,740
     Inventory                                                    54,869
     Prepaid expenses                                             12,470
                                                              ----------

                                                                 219,084

CAPITAL (Note 3)                                                 273,602

EXCESS OF COST OVER NET IDENTIFIABLE
 ASSETS ACQUIRED (Note 4)                                        239,183
                                                              ----------

                                                              $  731,869
                                                              ==========


                               LIABILITIES
CURRENT
     Demand bank loan (Note 5)                                $   90,875
     Accounts payable and accrued
      liabilities                                                129,981
     Income taxes payable                                         10,853
     Current portion of long-term debt (Note 6)                  126,265
                                                              ----------

                                                                 357,974

LONG-TERM DEBT (Note 6)                                           67,984
                                                              ----------

                                                                 425,958
                                                              ----------


                          SHAREHOLDERS' EQUITY

COMMON SHARES (Note 7)                                           324,830

DEFICIT                                                          (18,919)
                                                              ----------

                                                                 305,911
                                                              ----------

                                                              $  731,869
                                                              ==========

                          WOLF INDUSTRIES INC.

         INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                   For the period ended June 30, 1997

                               (Unaudited)

                                    COMMON SHARES       ADDITIONAL
                                ---------------------     PAID-IN
                                  SHARES      AMOUNT      CAPITAL      (DEFICIT)     TOTAL
                                ----------   --------     --------     ---------    --------

BALANCE, beginning of  period  10,522,300   $   10,522   $  309,308   $   (3,504)  $  316,326

COMMON SHARES ISSUED,
  net of issue costs               10,000           10        4,990         -           5,000

NET LOSS                             -            -            -         (15,415)     (15,415)
                               ----------   ----------   ----------   ----------   ----------

BALANCE, end of period         10,532,300   $   10,532   $  314,298   $  (18,919)  $  305,911
                               ==========   ==========   ==========   ==========   ==========

                          WOLF INDUSTRIES INC.

           INTERIM CONSOLIDATED STATEMENT OF LOSS AND DEFICIT

                               (Unaudited)

                                                              SIX MONTHS
                                                                ENDED
                                                               JUNE 30,
                                                                 1997
                                                              -----------
                                                               (Note 10)
REVENUE
  Product sales                                               $  229,464
  Cost of goods sold                                             118,827
                                                              ----------

GROSS MARGIN                                                     110,637
                                                              ----------

EXPENSES
  Amortization                                                    31,330
  Administration and marketing                                    58,168
  Executive compensation                                          22,530
  Interest on long-term debt                                       5,273
  Rent                                                            21,911
                                                              ----------

                                                                 139,212
                                                              ----------

LOSS FROM OPERATIONS                                             (28,575)

INCOME TAXES RECOVERED                                             4,800
                                                              ----------

NET LOSS                                                         (23,775)

RETAINED EARNINGS (DEFICIT),
 beginning of period                                               4,856
                                                              ----------

DEFICIT, end of period                                        $  (18,919)
                                                              ==========

                          WOLF INDUSTRIES INC.

               INTERIM CONSOLIDATED STATEMENT OF CASH FLOW

                               (Unaudited)

                                                              SIX MONTHS
                                                                ENDED
                                                               JUNE 30,
                                                                 1997
                                                              -----------
                                                               (Note 10)
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Net loss                                                    $  (23,775)
  Amortization                                                    31,330
                                                              ----------

                                                                   7,555
  Changes in working capital:
     Accounts receivable                                          31,779
     Inventory                                                   (18,276)
     Prepaid expenses                                             (3,101)
     Demand bank loan                                             25,445
     Accounts payable                                             17,601
     Income taxes payable                                         (4,800)
                                                              ----------

                                                                  56,203
                                                              ----------

FINANCING ACTIVITIES
  Issue of common shares                                          17,500
  Repayments of long-term debt                                   (41,823)
                                                              ----------

                                                                 (24,323)
                                                              ----------

INVESTING ACTIVITIES
  Purchase of capital assets                                     (20,000)
  Purchase of 418297 Alberta Ltd.
   (o/a Calgary Chemicals)                                        (4,500)
                                                              ----------

                                                                 (24,500)
                                                              ----------

INCREASE IN CASH                                                   7,380

CASH, beginning of period                                         58,625
                                                              ----------

CASH, end of period                                           $   66,005
                                                              ==========

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended June 30, 1997

                               (Unaudited)



NOTE 1  - OPERATIONS, ACQUISITION AND AMALGAMATION

          Wolf Exploration Inc. was incorporated under corporate charter of the State of Nevada on January 4, 1996. Active operations commenced on July 10, 1996. On March 17, 1997, Wolf Exploration Inc. changed its name to Wolf Industries Inc.

          The corporation's primary business activity is the blending of chemicals for use in oilfield production from the corporation's plant in Calgary, Alberta, Canada.

          The interim consolidated financial statements of the corporation are prepared in accordance with Canadian generally accepted accounting principles and conform in all material respects with accounting principles generally accepted in the United States (see Note 10). Amounts are stated in U.S. dollars unless otherwise noted.

          The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that reflect the reported amounts of assets, liabilities, revenues, expenses and related disclosures.

          Pursuant to a share purchase agreement, dated August 28, 1996, with an effective date of September 30, 1996, the corporation, through a wholly-owned subsidiary, 708213 Alberta Ltd., acquired all the outstanding shares of 418297 Alberta Ltd. (o/a Calgary Chemicals). On October 30, 1996, 708213 Alberta Ltd. and 418297 Alberta Ltd. were amalgamated to form 714674 Alberta Ltd. 714674 now carries on business as Calgary Chemicals.

          A summary of the total net assets acquired and consideration given are as follows:

               NET ASSETS ACQUIRED:
                 Current assets              $    189,530
                 Capital assets                   279,701
                 Current liabilities              (58,097)
                                             ------------

                                                  411,134
                                             ------------
               CONSIDERATION GIVEN:
                    Cash                          558,937
                    Vendor loan payable           109,050
                                             ------------

                                                  667,987
                                             ============

               EXCESS OF COST OVER NET
                    IDENTIFIABLE
                    ASSETS ACQUIRED          $    256,853
                                             ============



                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended June 30, 1997

                               (Unaudited)



NOTE 1  - OPERATIONS, ACQUISITION AND AMALGAMATION - CONTINUED

          Of the excess cost, $4,500 relates to additional expenses incurred during the period ending June 30, 1997. The balance relates to the year ending December 31, 1996.

          Included in the consideration were consulting fees paid to the former principal shareholders of 418297 Alberta Ltd. as part of the purchase agreement in the amount of $11,632. In addition, fees were paid to consultants in the amount of $35,290.


NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES


          (a)  CONSOLIDATION

               These financial statements include the accounts of the corporation and its wholly-owned subsidiary, 714674 Alberta Ltd. (o/a Calgary Chemicals).


          (b)  EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

               The excess of cost over net identifiable assets acquired is being amortized on a straight-line over ten years.


          (c)  CAPITAL ASSETS

               Capital assets are recorded at cost. Amortization is provided to apportion the assets over their estimated useful lives at the following annual rates:

                    Equipment                     30% declining balance
                    Processing equipment          10% declining balance
                    Furniture and fixtures        20% declining balance
                    Leasehold improvements        5 years straight-line


          (d)  REVENUE RECOGNITION

               Revenue earned on the blending of chemicals is recorded on the completed contract basis.



                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended June 30, 1997

                               (Unaudited)



NOTE 2  - SIGNIFICANT ACCOUNTING POLICIES - CONTINUED


          (e)  FOREIGN CURRENCY TRANSLATION

               Substantially all of the corporation's activities are carried out through the Canadian subsidiary, a self-sustaining unit. The corporation uses the current rate method whereby all assets and liabilities are translated at exchange rates prevailing at the year-end and revenue and expense items at average exchange rates for the year. Translation adjustments arising from changes in exchange rates form part of the change in the foreign currency translation adjustment component of shareholders equity.
               These adjustments are not included in operations until realized through a reduction in the corporation's net investment in such operations.


          (f)  INCOME TAXES

               The corporation follows the tax deferral method in providing for income taxes, whereby the income tax provision is based on the income reported in the accounts. Under this method, deferred income taxes arise as a result of providing for amortization for income tax purposes on a different basis than for accounting purposes. Deferred income taxes are provided for on these differences at current income tax rates. The excess of cost over net identifiable assets acquired on the acquisition of the corporation's subsidiary is not deductible for income tax purposes.


NOTE 3  - CAPITAL ASSETS
                                                 JUNE 30,           DECEMBER 31,
                                                   1997                  1996
                                      ------------------------------  --------
                                               Accumulated  Net Book  Net Book
                                        Cost   Amortization  Value     Value
                                      -------- ------------ --------  --------

        Equipment                     $ 27,700   $  4,000   $ 23,700  $ 25,621
        Processing equipment           249,456     12,317    237,139   243,220
        Furniture and fixtures           7,506        372      7,134     2,417
        Leasehold improvements           6,362        159      6,203      -
                                      --------   --------   --------  --------

                                      $291,024   $ 16,848   $274,176  $271,258
                                      ========   ========   ========  ========

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended June 30, 1997

                               (Unaudited)



NOTE 4  -     EXCESS OF COST OVER NET IDENTIFIABLE ASSETS ACQUIRED

                                                  JUNE 30,     DECEMBER 31,
                                                    1997           1996
                                                 ----------     ----------

          Excess of cost over net                $  256,853     $  252,353
           identifiable assets acquired
           in acquisition of 714674
           Alberta Ltd. (o/a Calgary
           Chemicals).
          Less accumulated amortization             (10,437)        (3,996)
                                                 ----------     ----------

                                                 $  246,416     $  248,357
                                                 ==========     ==========

NOTE 5  - DEMAND BANK LOAN

          The corporation has arranged a revolving credit facility bearing interest at the bank's prime rate plus 1 1/4%, secured by a general security agreement and a fixed charge on specific capital assets.


NOTE 6  - LONG-TERM DEBT
                                                  JUNE 30,     DECEMBER 31,
                                                    1997           1996
                                                 ----------     ----------
          Term bank loan requiring monthly       $  115,815     $  127,022
          payments of $3,736 plus interest
          at the bank's prime rate plus
          1 3/4% secured by a general
          security agreement and
          postponement of the vendor
          loan payable.

          Vendor loan payable, requiring             95,294        109,050
          payments of $7,270 per month
          for sixteen months with interest
          imputed at 9.4%                        ----------     ----------
                                                    211,109        236,072
          Less current portion                      126,265        126,265
                                                 ----------     ----------

                                                 $   84,844     $  109,807
                                                 ==========     ==========

          At the option of the vendor, the remaining principal of the vendor loan payable may be converted into common stock using a price of 1.2 times the first private or public offering price for the common stock.




                                                            - CONTINUED -

                          WOLF INDUSTRIES INC.

           NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                   For the period ended June 30, 1997

                               (Unaudited)



NOTE 6  - LONG-TERM DEBT - CONTINUED

          The future principal repayments required on long-term debt, for the next twelve month period, are as follows:

                    1998                $  126,265
                    1999                $   84,844


NOTE 7  - COMMON SHARES

          Authorized:
               200,000,000 common shares

                                         JUNE 30, 1997            DECEMBER 31, 1996
                                      ---------------------     ---------------------
                                       Number       Amount       Number       Amount
                                      --------     --------     --------     --------
        Issued and outstanding:
          Balance, beginning
           of period                 10,497,300   $  307,330         -      $     -
          Issued on
           incorporation                   -            -      10,000,000      100,000
          Private placements             25,000       12,500      497,300      248,650
                                     ----------   ----------   ----------   ----------

                                     10,522,300      319,830   10,497,300      348,650
          Less share issue costs           -            -            -         (41,320)
                                     ----------   ----------   ----------   ----------

          Balance, end of period     10,522,300   $  319,830   10,497,300   $  307,330
                                     ==========   ==========   ==========   ==========


NOTE 8 - COMMITMENT

         The corporation has entered into a premises lease, expiring January 31, 2002, requiring a yearly base rental payment of $45,900.


NOTE 9 - UNITED STATES ACCOUNTING PRINCIPLES

         The interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and for the period ending June 30, 1997. There are no material differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.


NOTE 10 - PRESENTATION

         The unaudited interim consolidated financial statements are for the period January 1, 1997 to June 30, 1997.

                           418297 ALBERTA LTD.
                         (o/a Calgary Chemicals)

                           Financial Statements
                       (Expressed in U.S. Dollars)

     For the period ended September 30, 1996 and for the years ended
                         July 31, 1996 and 1995

                            AUDITORS' REPORT


To the Board of Directors and Stockholders of 418297 Alberta Ltd. (o/a Calgary Chemicals):


We have audited the balance sheet of 418297 Alberta Ltd. (o/a Calgary Chemicals) as at September 30, 1996, July 31, 1996 and July 31, 1995 and the statements of income, stockholders' equity and changes in financial position for the period and years then ended except as to Note 6, which is unaudited and as of September 24, 1997. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of 418297 Alberta Ltd. (o/a Calgary Chemicals) as at September 30, 1996, July 31, 1996 and July 31, 1995 and the results of its operations and the changes in its financial position for the period and years then ended in accordance with generally accepted accounting principles in Canada.






Calgary, Alberta                                  /s/ DICK COOK SCHULLI
September 24, 1997                                  CHARTERED ACCOUNTANTS

                           418297 ALBERTA LTD.
                         (o/a Calgary Chemicals)

                              BALANCE SHEET
                       (Expressed in U.S. Dollars)


                                         AS AT       AS AT       AS AT
                                     SEPTEMBER 30,  JULY 31,    JULY 31,
                                         1996         1996        1995
                                      ----------    ---------  ----------

                                 ASSETS
CURRENT
  Cash and short-term deposits        $    7,270   $  155,994  $   77,726
  Accounts receivable                    129,449      124,019     160,109
  Inventory                               53,389       63,168      42,254
  Prepaid expenses                         3,548        4,270       4,119
                                      ----------   ----------  ----------

                                         193,656      347,451     284,208

CAPITAL - Note 2                          39,870       41,982      59,709
                                      ----------   ----------  ----------

                                      $  233,526   $  389,433  $  343,917
                                      ==========   ==========  ==========



                               LIABILITIES
CURRENT
  Accounts payable and
   accrued liabilities                $   53,260   $   40,196  $   52,775
  Income taxes payable                     4,153       23,940       8,017
  Management bonus payable                -            82,381      56,706
  Due to shareholders                     -            -           32,065
                                      ----------   ----------  ----------

                                          57,413      146,517     149,563
                                      ----------   ----------  ----------

                          STOCKHOLDERS' EQUITY

COMMON STOCK - Note 3                         73           73          73

RETAINED EARNINGS                        176,040      242,843     194,281
                                      ----------   ----------  ----------

                                         176,113      242,916     194,354
                                      ----------   ----------  ----------

                                      $  233,526   $  389,433  $  343,918
                                      ==========   ==========   ==========

                           418297 ALBERTA LTD.
                         (o/a Calgary Chemical)

             CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                       (Expressed in U.S. Dollars)

       For the period ended September 30, 1996 and the years ended
                         July 31, 1996 and 1995


                             COMMON SHARES        ADDITIONAL     RETAINED
                          ---------------------    PAID-IN       EARNINGS
                           SHARES       AMOUNT     CAPITAL       (DEFICIT)     TOTAL
                          --------     --------    --------      ---------    --------

BALANCE, July 31, 1994          100   $       73   $     -      $  113,351   $  113,424

Net income                     -            -            -          80,930       80,930
                         ----------   ----------   ----------   ----------   ----------

BALANCE, July 31, 1995          100           73         -         113,992      194,354

Net income                     -            -            -         (65,430)     113,992

Dividends                      -            -            -         242,843      (65,430)
                         ----------   ----------   ----------   ----------   ----------

BALANCE, July 31, 1996          100           73         -         242,843      242,916

Net income                     -            -            -          17,319       17,319

Dividends                      -            -            -         (84,122)     (84,122)
                         ----------   ----------   ----------   ----------   ----------

BALANCE,
 September 30, 1996             100   $       73   $     -      $  176,040   $  176,113
                         ==========   ==========   ==========   ==========   ==========

                           418297 ALBERTA LTD.
                         (o/a Calgary Chemicals)

               STATEMENT OF EARNINGS AND RETAINED EARNINGS
                       (Expressed in U.S. Dollars)

                                      TWO MONTHS
                                         ENDED      YEAR ENDED  YEAR ENDED
                                     SEPTEMBER 30,   JULY 31,    JULY 31,
                                         1996         1996        1995
                                      ----------   ----------  ----------

REVENUE
  Product sales                       $   97,250   $  744,345  $  773,973

COST OF GOODS SOLD                        55,389      377,247     487,705
                                      ----------   ----------  ----------

GROSS MARGIN                              41,861      367,099     286,268
                                      ----------   ----------  ----------

EXPENSES
  Amortization                             2,112       18,016      18,345
  Administration                          16,456       79,780      78,461
  Management bonus                        -            82,381      56,706
  Rent                                     1,820       45,236      32,903
                                      ----------   ----------  ----------

INCOME BEFORE INCOME TAXES                21,472      141,686      99,852

INCOME TAXES                               4,153       27,694      18,922
                                      ----------   ----------  ----------

NET INCOME                                17,319      113,992      80,930

RETAINED EARNINGS,
 beginning of year                       242,843      194,281     113,351

DIVIDENDS                                (84,122)     (65,430)     -
                                      ----------   ----------  ----------

RETAINED EARNINGS, END OF YEAR        $  176,040   $  242,843  $  194,284
                                      ==========   ==========  ==========

Supplemental unaudited pro-forma
 net income - Note 6                  $    6,995   $   94,963  $   57,496
                                      ==========   ==========  ==========

                           418297 ALBERTA LTD.
                         (o/a Calgary Chemicals)

               STATEMENT OF CHANGES IN FINANCIAL POSITION
                       (Expressed in U.S. Dollars)


                                      TWO MONTHS
                                         ENDED     YEAR ENDED   YEAR ENDED
                                     SEPTEMBER 30,  JULY 31,     JULY 31,
                                         1996         1996        1995
                                      ----------   ----------  ----------


CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Net income                          $   17,319   $  113,992  $   80,930
  Amortization                             2,112       18,016      18,345
                                      ----------   ----------  ----------

                                          19,431      132,008      99,275
  Change in working capital
   items:
     Accounts receivable                  (5,430)      36,090     (69,104)
     Inventory                             9,778      (20,914)    (21,394)
     Prepaid expenses                        723         (150)       (744)
     Accounts payable and
      accrued liabilities                 13,064      (12,579)     27,214
     Income taxes payable                (19,787)      15,923     (15,356)
     Management bonus payable            (82,381)      25,675         727
                                      ----------   ----------  ----------

                                         (64,602)     176,052      20,618
                                      ----------   ----------  ----------
FINANCING ACTIVITIES
  Repayment of shareholder
   advances                                 -         (32,065)     (4,135)
  Dividends                              (84,122)     (65,430)       -
                                      ----------   ----------  ----------

                                         (84,122)     (97,495)     (4,135)
                                      ----------   ----------  ----------


INVESTING ACTIVITIES
  Purchase of capital assets                -            (289)    (28,335)
                                      ----------   ----------  ----------

INCREASE (DECREASE) IN CASH             (148,724)      78,268     (11,853)

CASH, beginning of period                155,994       77,727       89,579
                                      ----------   ----------  ----------

CASH, end of period                   $    7,270   $  155,994  $   77,727
                                      ==========   ==========  ==========

                           418927 ALBERTA LTD.
                         (o/a Calgary Chemicals)

                      NOTES TO FINANCIAL STATEMENTS
                       (Expressed in U.S. Dollars)

        For the period ended September 30, 1996 and for the years
                      ended July 31, 1996 and 1995



NOTE 1  -     SIGNIFICANT ACCOUNTING POLICIES

         (a)  CAPITAL ASSETS

              Capital assets are recorded at cost. Amortization is provided to apportion the assets over their estimated useful lives at the following annual rates:

                   Equipment                30% declining balance
                   Processing equipment     10% declining balance
                   Furniture and fixtures   20% declining balance

         (b)  REVENUE RECOGNITION

              Revenue earned on the blending of chemicals is recorded on the completed contract basis.

         (c)  CURRENCY

              The corporation's operating activities are carried on in Calgary, Alberta, Canada. The accompanying financial statements have been converted into U.S. funds using the average exchange rate outstanding in the year for operations and the year-end exchange rate for balance sheet items.

         (c)  INCOME TAXES

              The corporation follows the tax deferral method in providing for income taxes, whereby the income tax provision is based on the income reported in the accounts


NOTE 2  -     CAPITAL ASSETS

                                              SEPTEMBER 30, 1996
                                      -----------------------------------
                                                  ACCUMULATED   NET BOOK
                                         COST     AMORTIZATION   VALUE
                                      ----------  ------------ ----------

Equipment                             $    9,851   $    7,122  $    2,729
Processing equipment                     126,809       90,028      36,781
Furniture and fixtures                     1,898        1,898         360
                                      ----------   ----------  ----------

                                      $  138,558   $   98,688  $   39,870
                                      ==========   ==========  ==========

                                                    - C o n t i n u e d -

                           418927 ALBERTA LTD.
                         (o/a Calgary Chemicals)

                      NOTES TO FINANCIAL STATEMENTS
                       (Expressed in U.S. Dollars)

        For the period ended September 30, 1996 and for the years
                      ended July 31, 1996 and 1995



NOTE 2   -    CAPITAL ASSETS - CONTINUED
                                                 JULY 31, 1996
                                      -----------------------------------
                                                  ACCUMULATED   NET BOOK
                                         COST     AMORTIZATION   VALUE
                                      ----------  ------------ ----------

Equipment                             $    9,851   $    6,979  $    2,872
Processing equipment                     126,809       88,091      38,718
Furniture and fixtures                     1,898        1,506         392
                                      ----------   ----------  ----------

                                      $  138,558   $   96,576  $   41,982
                                      ==========   ==========  ==========

                                                 JULY 31, 1995
                                      -----------------------------------
                                                  ACCUMULATED   NET BOOK
                                         COST     AMORTIZATION   VALUE
                                      ----------  ------------ ----------

Equipment                             $    9,851   $    5,748  $    4,103
Processing equipment                     126,809       71,500      55,020
Furniture and fixtures                     1,898        1,312         586
                                      ----------   ----------  ----------

                                      $  138,558   $   78,560  $   59,709
                                      ==========   ==========  ==========


NOTE 3  -     COMMON SHARES

    Authorized:
         Unlimited number of:
              Class A, B and C common voting shares
              Class D, E and F common non-voting shares
              Class G, H and I preferred shares

                                            NUMBER           AMOUNT
                                            ------           ------
Issued:
    Class A                                      100       $       73
                                          ==========       ==========

                           418927 ALBERTA LTD.
                         (o/a Calgary Chemicals)

                      NOTES TO FINANCIAL STATEMENTS
                       (Expressed in U.S. Dollars)

        For the period ended September 30, 1996 and for the years
                      ended July 31, 1996 and 1995



NOTE 4 - UNITED STATES ACCOUNTING PRINCIPLES

         The financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles for the period ended September 30, 1996 and for the years ended July 31, 1996 and 1995. There are no material differences between Canadian Generally Accepted Accounting Principles and United States Generally Accepted Accounting Principles.


NOTE 5 - SUBSEQUENT EVENTS

         Pursuant to a share purchase agreement dated August 28, 1996 with an effective date of September 30, 1996, all of the corporation's outstanding shares were effectively acquired by Wolf Industries Inc. for $667,987 ($912,637 Cdn.). The purchase price was satisfied by the prior shareholders taking all of the receivables $129,449, receiving cash of $429,488 and having a loan payable by Wolf of $109,050.

NOTE 6 - SUPPLEMENTAL UNAUDITED PRO-FORMA NET INCOME

         The pro-forma net income figures for the two years ended
         July 31, 1996 and 1995 and the two month period ended September 30, 1996 have been prepared to show the results of operations of 418297 Alberta Ltd. (o/a "Calgary Chemicals") on a basis consistent with the results presented for Wolf Industries Inc. ("Wolf"). Wolf acquired all of the shares of Calgary Chemicals effective October 1, 1996. The previous shareholders left the employment of Calgary Chemicals once the sale of the shares to Wolf was completed.

         The principal pro-forma adjustments are to replace the prior management compensation with the executive compensation for current management and to calculate income taxes at the rates applicable to Wolf (45%). Set out below is a summary of the determination of pro-forma net income.

         Basic earnings per share figures for the above periods are not presented as they are not significant.



                                                    - C o n t i n u e d -

                           418927 ALBERTA LTD.
                         (o/a Calgary Chemicals)

                      NOTES TO FINANCIAL STATEMENTS
                       (Expressed in U.S. Dollars)

        For the period ended September 30, 1996 and for the years
                      ended July 31, 1996 and 1995



NOTE 6 - SUPPLEMENTAL UNAUDITED PRO-FORMA NET INCOME (CONTINUED)


                                      TWO MONTHS
                                         ENDED      YEAR ENDED  YEAR ENDED
                                     SEPTEMBER 30,   JULY 31,    JULY 31,
                                         1996         1996        1995
                                      ----------   ----------  ----------

  NET INCOME AS REPORTED              $   17,319   $  113,992  $   80,930

  PRIVATE COMPANY ADJUSTMENTS:
     Management salaries                    -          82,381      56,706
     Income taxes                          4,153       27,694      18,922
                                      ----------   ----------  ----------

                                          21,472      224,067     156,558

  PARENT COMPANY ADJUSTMENTS:
     Executive compensation of
      current management                  (8,869)     (52,962)    (52,962)
     Income taxes                         (5,608)     (76,142)    (46,100)
                                      ----------   ----------  ----------

  UNAUDITED PRO-FORMA NET
   INCOME                             $    6,995   $   94,963  $   57,496
                                      ==========   ==========  ==========

     SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


 Wolf Industries, Inc.
-------------------------------------------------------------------------
                              (Registrant)

Date October 8, 1997
    ---------------------------------------------------------------------
By /s/ Blair Coady
  -----------------------------------------------------------------------
                               (Signature)


Blair Coady, Title: Director, President and Secretary
-------------------------------------------------------------------------
                          (Type Name and Title)
              (On behalf of the Registrant and as [Title].)



Date October 8, 1997
    ---------------------------------------------------------------------
By /s/ John Grove
  -----------------------------------------------------------------------
                               (Signature)


John Grove, Title: Director
-------------------------------------------------------------------------
                          (Type Name and Title)
              (On behalf of the Registrant and as [Title].)



Date October 8, 1997
    ---------------------------------------------------------------------
By /s/ James Donaldson
  -----------------------------------------------------------------------
                               (Signature)



James Donaldson, Title: Director
-------------------------------------------------------------------------
                          (Type Name and Title)
              (On behalf of the Registrant and as [Title].)




                                  -47-